

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Jesús Llorca
Chief Financial Officer
SEACOR Marine Holdings Inc.
12121 Wickchester Lane
Suite 500
Houston, TX 77079

   Re: SEACOR Marine Holdings Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2020
   Filed March 12, 2021
   File No. 001-37966

Dear Mr. Llorca:

   We have reviewed your December 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Components of Revenues and Expenses
Direct Vessel Profit, page 43

1.   We note your response to our prior comment and understand that your DVP measure includes leased-in revenues but excludes the related leased-in equipment expense. It appears that your leased-in expense represents normal, recurring, cash operating expenses related to your sale-leaseback arrangements in your calculation of DVP. Please tell us why you believe excluding leased-in equipment expense from a performance measure complies with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

2.   We note your response to our prior comment indicates that you continue to view operating income as the most comparable GAAP measure for reconciliation of your non-GAAP measure, DVP. Although we understand that you do not report gross margin in your financial statements, we continue to believe that gross margin as defined in GAAP represents the most comparable GAAP measure that should be identified and used in your reconciliation to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K. Accordingly, please revise your presentation to reconcile DVP to a fully loaded gross margin as defined in GAAP.

   You may contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 if you have questions regarding our comments.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation